# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pelagos Insurance Capital Ltd, CIK 0001636639
CUSIP: G3398L118
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 90 Pitts Bay Road, Wellesley House South, Pembroke, Bermuda (D0), HM08
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000945621-25-000819
Filed by CIK 0000898382

## Reporting persons
- COOPERMAN LEON G: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 9,296,134; shared voting power 0; sole dispositive power 9,296,134; shared dispositive power 0; aggregate amount beneficially owned 9,296,134 (11.2% of the class)

## Item 1. Issuer
Name of issuer: Pelagos Insurance Capital Ltd
Address of issuer's principal executive offices: 90 Pitts Bay Road, Wellesley House South, Pembroke, Bermuda, HM08

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman"). Mr. Cooperman is engaged in, among other activities, investing for his own account.

Mr. Cooperman is married to an individual named Toby Cooperman. Mr. Cooperman has an adult son named Michael S. Cooperman and had a minor grandchild named Asher Silvin Cooperman.

Mr. Cooperman has investment authority over the Common Shares (as defined below) held by the individual retirement accounts of Toby Cooperman (the "Toby Cooperman IRA") and Michael Cooperman (the "Michael Cooperman IRA") as well as the Common Shares held by an individual retirement account for the benefit of Mr. Cooperman himself (the "Leon Cooperman IRA"). Mr. Cooperman also has investment authority over the Common Shares held by the UTMA account (the "UTMA Account") for Asher Silvin Cooperman.

Mr. Cooperman is the Manager of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of a limited partnership organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), a private investment firm comprised of Cooperman family funds engaged in the purchase and sale of securities for investment for its own account.
Address of principal business office or, if none, residence: Mr. Cooperman's principal business office address is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
Citizenship: Mr. Cooperman is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Amendment No. 6 to Schedule 13G. As of September 30, 2026, Mr. Cooperman may be deemed the beneficial owner of 9,296,134 Common Shares, which consists of (i) 9,157,080 Common Shares held directly by Capital L.P., (ii) 27,461 Common Shares held by the UTMA Account, (iii) 90,000 Common Shares held by the Leon Cooperman IRA, (iv) 12,517 Common Shares held by the Michael Cooperman IRA and (x) 9,076 Common Shares held by the Toby Cooperman IRA, which, collectively, constitute approximately 11.2% of the total number of Common Shares outstanding, calculated based on 82,728,333 Common Shares outstanding as of June 30, 2026, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 14, 2026.
Percent of class: 11.2%
Sole power to vote or to direct the vote: 9,296,134
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9,296,134
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- COOPERMAN LEON G: /s/ Edward Levy, Attorney-in-Fact (11/13/2026)
Comment: Duly authorized under POA effective as of August 10, 2016 and filed on August 12, 2016.